FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                           For the month of  February


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.




                               BG Group plc

                  Notification of Director's Interest in Shares
                                Sir Robert Wilson


The Company has today received notification from Sir Robert Wilson, a non-executive director, that on 21 February 2003 he purchased 10,000 Ordinary 10p Shares in BG Group plc at a price of 238p per share.

As a result of this acquisition, Sir Robert's interests in the ordinary share capital of BG Group plc have increased to a new total of 22,000 Ordinary 10p Shares.



BG Group plc
21 February 2003



                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 21 February 2003                              By: ___Mark Edwards___

                                                     Mark Edwards
                                                     Deputy Company Secretary